Invest in Viroment

Infrastructure | Main Street | Technology | Community | Agriculture

Building agriculture facilities for the world's top protein suppliers

VIROMENT.COM MINNEAPOLIS MINNESOTA



VIROMENT
Water. Energy. Possibilities.
Have you ever wanted
to MAKE A DIFFERENCE?



THERE HAS TO BE A BETTER WAY to raise livestock and with less odor. We loved our initial odor eliminating testing test performance so much that we pivoted to owning the barns with our cutting-edge technology included. The reason we care is that each project creates 42 PERMANENT JOBS and $4M in EXPORT PROTEIN each year!

Paul Koenig Chief Executive Officer @ Viroment

Why you may want to invest in us...

1. Each project creates 42 permanent jobs!
2. Each project produces $4M+ of Protein per year. People eat in any economy!
3. ♻ Viroment's high-tech barns offer lower costs, less regulation, and a sustainable process.
4. High-Tech Barn of The Future! Our award-winning technology = Pre-leased & high demand!
5. Team participates in International Trade Missions with the United States Commercial Services.
6. Solid/Secure. Investor returns paid from the front end of long-term corporate contracts.
7. 17% APR Fixed Returns. The Stock market is unpredictable: we are predictable!
8. 😎 Our investors are super cool. Join the team!

Why investors ♥ us

WE'VE RAISED $110,000 SINCE OUR FOUNDING



Creating jobs and food while making a great return on my investment! I love it!!!

Scott Schue



Creating jobs! Excited to be apart of this team! Push forward!

Sharrod Greene

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Paul Koenig

Chief Executive Officer

Award-winning inventor and international industry speaker.



Russell Vering

Vice President

National Pork Producer Council board member representing the pork industry by his participation in foreign trade missions to Asia, Mexico & the United Kingdom.



Chris Reimers

Critical path specialist for Costco's Billion Bird project. Land and Nutrient expert.

In the news

   

Downloads

- Viroment Capital Business Plan.pdf
- VIroment Flyer Quad Sheet 2019.pdf
- Executive Summary.pdf
- Glogal Water Intelligence July 2019.pdf

Viroment

WHAT WE DO - INVESTOR PERSPECTIVE

Investor receives a 3-year debt note with 17% APR returns. Interest is paid annually electronically with a balloon payment of the total amount at 36 months.


VIROMENT
Water. Energy. Possibilities.

WHAT WE DO - VIROMENT PERSPECTIVE

We build and lease high-tech agricultural facilities to the world's top pork producers on 15-year contracts. Client contracts are triple-net with the lessee paying for all expenses.



ADVANTAGE / EDGE

Viroment barns are fitted with award-winning manure filtration technology eliminating odors in real-time while creating a high value dry fertilizer.



PROBLEM

- Existing dated facilities produce unwanted odor

- High environmental impact - Large waste disposal footprint

- Global demand for pork increases 5% per year; Supply housing stock cannot keep pace



SOLUTION

- Odors Eliminated

- Low impact - Sludge footprint reduced by 95%

- Our high-tech facilities are leased pre-construction


250 ml
APPROX
200
150
100

Filtered water is re-looped. Sustainable!

PRINCIPALS

Paul Koenig, CEO


15
Ticket Check
14
58同城
找工作
招聘

Paul Koenig

Paul was raised on a family "Century Award" farm in central Minnesota USA and later attended the University of Minnesota. Inventor of award-winning technology paved the way to becoming an international expert speaker on waste water filtration.


Paul Koenig on the US business delegation with President T...
Watch later
Share

(November 2017) Paul was invited to a Beijing China to participate in the historic US Commercial Services Trade Mission event held at the Great Hall of the People in Beijing


中美企业家对话会
US-CHINA BUSINESS EXCHANGE

Media Link: Viroment Secures Agreement With State-Owned Chinese Iron Giant Hangzhou Iron & Steel



Russ Vering, Partner



Russ Veering

Russ owns and operates two feed mills in partnership with a large Cooperative. The feed mill, Central Plains Milling, manufactures feed for traditional live stock. Russ attended the University of Nebraska near where he was raised and operates his successful mills


pure
NEBRASKA

Russ Vering · Pure Nebraska Television

Russ has been recognized for his participation in The National Pork Board Transportation Quality Assurance Task Force and related work in Washington D.C.


KIRKLAND
Signature

(London, England) USA Pork Producer's Council representative Russ Vering with Costco UK

Russ is a board member of the Nebraska Pork Producers Council. Russ participates in US trade missions and is an advisor for government oversight and regulatory compliance.

Chris Reimers, Partner



Chris Reimers

Chris is originally from nearby West Point, Nebraska. Chris attended the University of Nebraska-Lincoln majoring in Agricultural Engineering. Recently, Chris played an integral role in the Costco "1 Billion Bird Facility" in Nebraska: Costco's 1,000,000,000 Bird Project.



Chris - Project Plan & Permit Review

Chris's current footprint includes manure marketing that spans across their 8,000 barns-built client-base across the Central USA. Chris's top clients control 80% of the regional livestock space.


VIROMENT
Water. Energy. Possibilities.

MEDIA

Viroment has been featured in Forbes, Fortune Magazine, MSNBC, Reuters, China TV, Global Water Intelligence Magazine, South China Morning Post, Japan Times, Caixin Global (China), Financial Times, Biz Journals, Yahoo Finance, China Daily & Daily Mail (United Kingdom).

NOTABLE EVENTS

Hurricane Harvey (Houston, Texas) Viroment deployed several processing units to assist the City of Houston's Wastewater Treatment plant in responding to the natural disaster. The emergency response has led to a continued partnership and processing at their facilities to this day.



US Commercial Services Trade Mission (Beijing, China) Viroment executed an $800M partnership agreement with government-owned Hangzhou Iron and Steel. The contract signing was witnessed by both US President Trump and China President Xi at the Great Hall of the People in Beijing on November 9th, 2017.



Investor Q&A

− COLLAPSE ALL

What does your company do?

We are offering 3-year notes at 17% APR returns. These funds assist our team in getting to the next pre-leased high demand project faster!

Where will your company be in 5 years?

In five years we would like to own 300 barns leased on 15-yr contracts to top global protein suppliers. We only work with clients which also have ownership in packing plants distributing their products around the world to protect from any market changes. People always eat in any economy!

Why did you choose this idea?

THERE HAS TO BE A BETTER WAY to raise livestock and with less odor. We loved our initial odor eliminating testing test performance so much that we pivoted to owning the barns with our cutting-edge technology included. The reason we care is that each project creates 42 PERMANENT JOBS and $4M in EXPORT PROTEIN each year!

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The growing demand for pork is increasing at 5% per year however facility housing space is not keeping pace. Recent increased regulatory pressures coupled with aging facilities reaching their end-of-useful-life cycles continue to widen that gap year after year.

Our innovative technology eliminates odor while creating a high value organic fertilizer easily marketed improving the bottom line significantly.

How far along are you? What's your biggest obstacle?

Our core company is mature (2012) while our newly created facility holding entity, Viroment Capital LLC, is a new holding company.

1. Permitting for the first two initial entity projects are underway.

2. The land is retained.

3. The initial 2 facilities are pre-leased for 15 years by a $500,000,000 in annual revenues tenant.

4. Financing is also pre-committed with a Fortune 500 Agricultural Company.

The biggest obstacle is addressing any unforeseen soil conditions once dirt work begins and have the ability to add a few more hours of machine work to the project. Contingency project funds are set aside to address as needed.

Who competes with you? What do you understand that they don't?

The biggest competition is older low-tech facilities.

What makes us special?
Our plan and relationships allow for the ability to provide customized facilities that are in high demand. Our main competition is existing, smaller facilities that are nearing their end-of- life usefulness.

Our project sites are centered around packing plants under capacity and have an immediate appetite for growth both now and in the next 24 months. We have identified 30 project sites for Phase One. Transportation of market ready livestock is expensive. Building within a reasonable radius in an organized bullseye promotes a less impact transport system.

How will you make money?

The inclusion of our filtration technology creates a $100,000+ increase to the otherwise very narrow margin-bottom line for each facility. Our facilities cash flow utilizing long term mortgage funds at bank rate. This significant cash flow allows us to include short term investors the ability to be involved at a high yield in order for us to move to the next project more efficiently.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Potential Risk #1
The biggest risk is bio-security. The industry as a whole takes bio-security very seriously. One must shower in and shower out when they visit a facility. It is a rare occasion when a non-essential worker or professional is allowed to enter a facility. This protocol helps isolate and mitigate any such issues. Our tenant is both experienced and able to handle any unlikely instance in this category.

Potential Risk #2
On the financial side, a potential risk we cannot control is the increase in property taxes. we have offset this risk by entering into triple-net leases with our tenants.

What has to go right to succeed
Implementation and follow-through. We have a solid team with the strength of a $700,000,000 in assets Farmer's Cooperative partnered with us. We have daily, and weekly team progress reporting on the projects.

Financials

Viroment has financial statements ending February 7 2020. Our cash in hand is $200, as of March 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month.

At a Glance

January 27 to December 31

$0	-$1,000	$19,000
Revenue	Net Loss	Short Term Debt

$4,000	$200
Raised in 2020	Cash on Hand

INCOME BALANCE NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are offering secured debt notes paying 17% APR fixed for three years. We build and own new livestock facilities leased by the world's largest pork producers on 15-yr leases. Our tenants' products can currently be found in Costco, Target, and Walmart.

In five years we would like to own over 300 barns leased on 15-yr contracts to top global protein suppliers which also have ownership in packing plants distributing their products around the world.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Viroment Capital LLC was incorporated in the State of Delaware in January 2020. Viroment USA owns 50% of Viroment Capital, LLC. Viroment Capital USA owns the technology for the manure dewatering which improves the cash flow by 100% (creates a high value natural fertilizer) and a safer/healthier growing/working environment.

Since then, we have:

- High yield 17% APR investor returns fixed for 3 years.

- Agricultural real estate secured by 15-year cash flowing corporate contracts.

- Each project creates 42 permanent jobs in the local community.

Historical Results of Operations

Our company was organized in January 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended February 7, 2020, the Company had revenues of $0.
- *Assets.* As of February 7, 2020, the Company had total assets of $18,200, including $200 in cash.
- *Net Loss.* The Company has had net income of $1,000 for 2020.
- *Liabilities.* The Company's liabilities totaled $19,000 for 2020.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Viroment Capital LLC cash in hand is $1,000, as of March 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 6 months.

Since the date of our financials, we have made positive progression with the finalization and completion of site plans, nutrient management plan and client built-to-suit plan customization. We have also begun the permitting process and secured a letter of intent for a 15-yr leasee contract.

Leasee will tender funds prior to move-in. Bank loans will commence 90 days after move in creating instant and significant cash flows for the project allowing for timely investor quarterly payments and reserves.

We hope (but not guarantee) to begin building our first two barns in July 2020. They are pre-leased and will be completed 90 days thereafter, generating $22,112 in monthly revenue (we hope). The funds we raise in this Offering will be used for two more barns, which we can begin to produce for $100,000. For additional capital, we plan on utilizing the income from the first two barns.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
N/A	N/A	-5%
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
-$1.00	$0	1%
Revenue to Receivables:	**Debt Ratio:**	
~	104%	

Viroment Capital LLC FS With Supplementary Schedule.pdf

Risks

1. The Company will be materially affected by conditions in the real estate markets, the financial markets and the economy generally. In recent years, concerns about the mortgage market, high unemployment, the availability and cost of credit, and public health concerns including but not limited to COVID-19 and other potential future outbreaks have contributed to increased volatility and uncertainty for the economy and financial markets. These factors may negatively impact the Company, causing a decline in the market value of the Company's properties in several cities in Nebraska (the "Properties"), once purchased.

2. The Company does not own the Properties. The success of the Company is dependent upon the Company's ability to acquire the Properties, and there are no assurances that the Company will be able to do so. The Company will not be able to close on the purchase of the Properties until the proceeds of the offering have been received and closed upon.

3. Government regulation. The business of acquiring and leasing real estate to be used for agricultural purposes, including specifically hog farming / growing, is subject to a significant degree of government regulation. The regulations include potentially costly matters, such as requiring improvements to meet building codes and standards, and environmental matters. Any new or increased levels of regulation could adversely impact the profitability of the Company.

4. Lack of diversification. The Company will acquire, own and operate the Properties, and does not intend to engage in any other business, and will therefore not have the benefit of maximum diversity. As a result, any adverse change (a) in the geographic area in which the Properties are located or (b) in the industry(ies) in which the Company's prospective tenants (the "Tenants") located on the Properties operate could have a significant adverse effect on the Properties and the Company's business that will not be mitigated or offset by other lines of business or investments.

5. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

6 Competition. The real estate industry is highly competitive, and the Company faces competition from other individual and institutional buyers for investment opportunities. These competitors may be real estate developers, real estate financing entities, real estate investment trusts, mutual funds, hedge funds, investment banking firms, institutional investors and other entities or investors that acquire real estate and may have substantially greater financial resources than those available to the Company. All of these factors may negatively impact the performance of the Company.

7 The performance and value of the Company are subject to risks associated with its real estate and with the real estate industry. The economic performance of the Company and the value of the Properties are subject to the risk that the Properties may not generate revenues sufficient to meet its operating expenses and capital expenditures. Accordingly, the Company's cash flow may be adversely affected, reducing the Company's ability to meet its repayment obligations to the noteholders under the Promissory Notes. The following factors, among others, may adversely affect the income generated by the Company's intended Properties: (a) downturns in the national, regional and local economies; (b) competition from newly-developed properties; (c) localized real estate conditions, such as oversupply or reduced demand for space; (d) changes in interest rates and/or other financial market volatility, including changes in the availability of capital; (e) changes in lending regulations and reserve requirements, as well as changes in tax laws and accounting principles; (f) the perceptions of Tenants regarding the safety, convenience and attractiveness of the Properties for their intended purposes or otherwise; (g) increased operating costs, including insurance expense, utility expense, real estate taxes, state and local taxes, and fluctuating security costs; (h) significant fixed costs associated with the Properties, such as real estate taxes, insurance&...
more

8 The anticipated closing on the Properties is contingent. If the Company is unsuccessful in raising the funds needed to close this offering, it will not be able to invest in the Properties. There is no guarantee the Company will be able to raise the capital necessary to invest in the Properties. Additionally, even if the Company receives the proceeds of this offering, there is no guarantee that it will ultimately invest in the Properties.

9 Risk related to illiquid assets. Liquidity relates to the ability of the owner to dispose of assets readily and the price to be paid for them. The Company's assets are inherently illiquid. Such illiquidity could prevent the sale by the Company of the Property at a time when it otherwise might be desirable to do so. This lack of liquidity may have an adverse impact on the value of the Company. In addition, illiquid assets may be more difficult to value due to the unavailability of reliable market quotations. The sale of less marketable assets may require more time and result in lower prices due to higher brokerage charges and other selling expenses than the sale of more marketable assets.

10 The success and availability of new technology cannot be assured. The Company's business plan includes the construction of barns for the commercial raising of hogs on the Properties, including construction and implementation of a hog waste treatment system in each barn (the "Treatment System"). Each Treatment System incorporates proprietary technology (the "Technology") which the Company does not own. The Technology is owned by the Manager (i.e., Viroment USA, LLC). The Company will purchase the Treatment System from the Manager for installation at the Properties. Because the Company does not own the Technology and underlying intellectual property rights to the Technology, availability of the Technology to produce and install the Treatment System in the Properties cannot be assured. The Treatment System will be a portion of the assets leased to the Tenants of the Properties. The Treatment System and the Technology will be used by the Tenants as a part of their hog farming / growing operations product. A component of the Company's business plan is the successful implementation of the Treatment System and the Technology, which will allow the Company to harvest dried hog waste and sell it for a profit to third parties. The Technology is new technology without a history of adoption at the commercial level. The success of the Company will depend in part on the adoption of the Treatment Systems and Technology by the Company's Tenants. It is not... more

11 General real estate risks. The Company will be materially affected by conditions in the real estate markets, the financial markets and the economy generally. In recent years, concerns about the mortgage market, high unemployment, the availability and cost of credit have contributed to increased volatility and uncertainty for the economy and financial markets. These factors may negatively impact the Company, causing a decline in the market value of the Company's properties in several cities in Nebraska (the "Properties"), once purchased.

12 Risks associated with Tenants. The industry of the Tenants for the Properties, hog farming/growing, is highly competitive, and the Tenants face competition from other individual and institutional hog farmers/growers. These competitors may be large, corporate agricultural producers with substantially greater financial resources than those available to the Tenants. The Tenants rely on third party vendors and other suppliers to operate their businesses. In the event one or more of these third-party providers experiences an interruption in its business operations, a Tenant could experience a material adverse effect on its business operations or financial condition. Other economic and public health conditions in the markets in which the Tenants operate, including rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third party conduct could negatively impact the business of the Tenants. Various economic and public health conditions can have a significant negative impact on the business of the Tenants. A decline in the financial condition of the Tenants, due to market competition, failure of third party providers or otherwise, and the ability to collect rent from such Tenants may adversely affect the Company's ability to meet its operating expenses, including its repayment obligations to holders of the Promissory Notes.

13. Cash Flow Risk. Any projected cash flows included in this offering statement should be considered speculative and are qualified in their entirety by the assumptions, information, and risks disclosed in this offering statement. The assumptions and facts upon which such projections are based are subject to variations that may arise as future events actually occur. Investors are advised to consult with their own tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. The Company and the Manager make no representation or warranty as to the future profitability of an investment in the Company. A decrease in rental revenues of the Company may materially and adversely affect the Company's cash flow. No assurance can be given that future cash flow will be sufficient to cover all operating expenses. If the Company's revenues are insufficient to pay operating costs, the Company may be required to use reserves or seek additional funds. There can be no assurance that additional funds will be available if needed, or, if such funds are available, that they will be available on terms deemed acceptable to the Manager.

14. Assessment of Investment Yields. No assurances can be given that the Company can make an accurate assessment of the yield to be produced by the Properties. Projected operating results will normally be based primarily on the judgment of the Manager. In all cases, projections are only estimates of future results based upon assumptions made at the time the projections are developed. There can be no assurance that the projected results will be obtained, and actual results may vary significantly from the projections. Many factors beyond the control of the Company are likely to influence the yield on the Property, including, but not limited to, competitive conditions in the local real estate market and local and general economic conditions.

15. No operating history. We were incorporated as a limited liability company in January of 2020. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business operation. There can be no assurances that we will ever operate profitably. We may not be able to successfully implement or operate our business plan. You should not rely on the past performance of the Manager or the Manager's members, to predict our future performance. You should consider our business, operations, and prospects in light of the risks, expenses, and challenges faced as an early-stage company.

16. Limited operating history of the manager. The Manager has limited prior operating histories in other facets of the real estate industry and has not previously formed an entity for the same purpose as the Company. To date, the principal activities of the Company have consisted of organizational matters, performing due diligence on the Properties and the preparation of this offering. Although the Manager and affiliates of the Manager have some experience in the ownership, development, leasing, construction, and management of real estate, neither the Company nor the Manager has any significant operating history.

17. Limited working capital and reserves. The Manager will budget a limited sum for operating reserves and for start-up expenses and carrying costs associated with investment into the Properties. In the event of delays, the Company may require additional funds. There can be no assurance that such additional funds can be obtained by the Company, and failure to obtain such funds could adversely affect the Company's operations.

18 Limited valuation of the manager and limited net worth of its members. The Manager has a limited valuation and its member has a limited net worth, and neither has any obligation to make capital contributions or loans to the Company. Although neither the Manager nor its member will generally be liable for obligations of the Company during the time that the Company maintains its registration as a limited liability company, lenders and other suppliers or creditors dealing with the Company may be influenced by the valuation of the Company, the valuation of the Manager and the net worth of the Manager's member in extending credit to the Company, which may have an adverse effect on the Company.

19 Personnel. If the Company fails to retain its key personnel, it may not be able to achieve its anticipated level of growth and the Company's business could suffer. The Company's future financial success depends, in part, on its ability to attract and retain key personnel. The Company's future financial success also depends on the continued contributions of the Manager and the Company's members, executive officers and other key technical personnel, each of whom would be difficult to replace. The process to replace any of the Manager of the Company's executive officers and other key technical personnel would involve significant time and expense and may significantly delay or prevent the achievement of the Company's business objectives.

20 The Company's management team does not work full-time for the Company. The Company's management team has other professional commitments and engagements and do not devote their full-time to the Company. Accordingly, the Company may not be able to operate with efficiency and effectiveness as it would if its management were full-time employees.

21 The Company's operating expenses and administrative costs may be higher than expected. The Company will incur various operating expenses and administrative costs in connection with this offering and the operation of the Properties (including, but not limited to, legal and accounting fees). If expenses are higher than projected, the amounts available for repayment of the Company's obligations under the Promissory Notes to the noteholders will decrease.

22 Future fundraising may affect the rights of investors. In order to fully fund our business plan, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company. The Company may procure debt financing secured by the assets of the company, which would have priority over unsecured debt obligations of the Company like the securities offered in this offering, the Promissory Notes. Any ability to generate or pay profits will be contingent upon first repaying any such debt and contractual obligations.

23 The Company may require additional funds. The Company anticipates that the proceeds from this offering will provide the Company with sufficient capital to invest in the Properties. However, the Company may require additional future capital to sustain growth and profitability or to satisfy losses and other liabilities. Changes in the planned operations of the Company may result in a change in the timing and amount of required additional capital. There can be no assurance that additional capital will be available to the Company when needed or on terms acceptable to the Company.

24 The Company expects to incur additional debt. The Company expects to incur debt, including debt secured by the Company's assets, to partially fund construction of the barns on the Properties. Complying with obligations under such indebtedness may have a material adverse effect on the Company and on the Company's ability to repay its obligations under the Promissory Notes. Any secured debt incurred by the Company in connection with the construction of the barns or otherwise will have payment and lien priority over the Promissory Notes issued in this offering.

25 The Company may be unable to secure additional necessary financing. The Company cannot guarantee that it will be able to raise additional funds on commercially feasible terms or at all. Thus, there is no assurance that the Company will be able to continue to develop and fully implement its business plan or continue to operate if the necessary funding is not available.

26 The Company may not generate sufficient revenues, or any revenues, that would enable you to recover your investment or make any profits. The business of the Company is based upon the development of discrete Properties. Any revenues generated will need to cover all costs, expenses, repayment of debt (principal and interest), as well as other contractual obligations of the Company (including future contractual obligations), including payment of expenses that are superior in right to the rights of a Promissory Noteholder.

27 Casualty Losses. Although the Manager expects to obtain and keep in force comprehensive liability and casualty insurances on the Properties, there are certain types of losses that are either uninsurable or not economically insurable. Such losses include, but may not be limited, to earthquakes, tornadoes, high winds, war, and floods. Should any of these or other disasters occur, the Company could suffer material adverse effects. In addition, in the event of significant damage to or destruction of the Properties, the Company may elect to accept insurance proceeds and not elect to rebuild the Project subjected to loss. If insurance proceeds are not used to replace the Properties, the Company may end up with a Properties lot not easily saleable. As a result, the Company could suffer reduced revenues and may need to re-adjust its accounting. In addition, new developments in the insurance markets could make coverage for certain risks either unavailable or prohibitively expensive. As a result, the Company may be unable to obtain certain types of coverage or coverage at acceptable levels of cost and may be exposed to various risks, which, in the past, have been insurable in the ordinary course of business.

28 The Manager's interests may conflict with yours. Upon the completion of this Offering, the Manager will control the day-to-day activities of the Company and certain decisions such as the investment in the Properties. The Manager thereby will determine all matters of the general policy of the Company. The Company cannot assure you that the interests of the Manager will always align precisely with your interests.

29 Creation of future funds. The Manager will be investing in other real estate projects and that may impact the duties of the Manager with respect to this offering. The Manager cannot assure that it will adequately manage multiple investments with different investment strategies. The negative performance of future Properties may indirectly impact the performance of Properties by drawing the Manager's attention towards the poorly performing Properties.

30 Lack of Separate Legal Representation. The Company is represented by the law firm of Saul Ewing Arnstein & Lehr LLP in Minneapolis, Minnesota. Potential investors should seek separate legal counsel to review documents related to this offering and advocate for their individual legal needs.

31 Affiliate Transactions. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not at arm's-length but will be in all cases consistent with the duties of the management of the Company to its unitholders or its noteholders (if any, with respect to the noteholders). The Company plans to use the Technology in its operations, specifically by installing Treatment Systems purchased from the Manager (i.e., Viroment USA, LLC) at the Properties. The proprietary intellectual property rights to the Technology are owned by the Manager. The Company will license or otherwise acquire the right to use the Technology in its operations by purchasing the Treatment Systems from the Manager for installation at the Properties. This transaction is an example of a transaction with an affiliate in which the Company will engage.

32 The Promissory Notes are "Restricted Securities." The Promissory Notes the Company is offering in this placement have not been registered under the Securities Act of 1933 (the "1933 Act") or under the securities laws of the states in which they will be offered. You will not be able to resell the Promissory Notes unless they are subsequently registered or an exemption from registration is available. The Company has no obligation to register the Promissory Notes under the 1933 Act or any state securities law. The Company will refuse to transfer your Promissory Notes to a potential buyer if such a transfer would violate federal or state securities laws. As a result of these restrictions, investors hereby must bear the economic risks of their investment for an indefinite period of time. An investment in the Company is suitable only for sophisticated investors who can afford to bear the risk of a complete loss of such investment. Purchase of the Promissory Notes should be considered only by persons financially able to maintain their investment and who can afford a loss of all or a substantial part of such investment.

33 No guarantee of any return of your investment. While the Company intends to make repayments to the noteholders from monies collected and the proceeds it receives from operation of the Properties, there is no assurance that the Company will be able to fully repay all notes plus accrued interest at maturity. There can be no assurance as to whether or when you will get your invested capital returned. The potential will exist for a partial or total loss of your investment. You will not have a secured interest in the Properties.

34 Other limitations on voluntary and involuntary transfers; including the one-year requirement. In addition to restrictions of the transfer of the Promissory Notes that are imposed by law, the Promissory Notes are subject to numerous contractual limitations that will substantially limit your ability to transfer your Promissory Notes.

35 Limited resale rights. The Company offers no guaranteed rights of repurchase prior to the maturity date. You should be cognizant that you will not be able to demand redemption of your promissory notes under any circumstances. Your investment will be "locked up" for at least one year and should, therefore, be viewed as a long-term and illiquid investment.

36 No voting rights. The Promissory Notes the Company is offering to provide no governance rights and voting rights. You will not have any right to participate in the management of the Company. The Manager will control day to day activities of the Company and all decisions. You should not invest in the Promissory Notes unless you are willing to entrust all decisions to the Manager.

37 The offering price was arbitrarily determined. The price of the Promissory Notes in this offering was arbitrarily determined by the Company. You must rely on your own business and investment background and your own investigation of the business and affairs of the Company in determining whether to invest in the Promissory Notes. We make no representation as to the value of the Promissory Notes, and there can be no assurance that you will be able to sell your Promissory Notes at any price.

38 No registration rights. The Company does not intend to register the Promissory Notes or any of its securities with the Securities and Exchange Commission and you will have no right to require the Company to do so.

39 The Company has broad discretion in the application of the proceeds from the sale of the Promissory Notes. The management of the Company has broad discretion to adjust the application and allocation of the net proceeds of this offering in order to address changed circumstances and opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of the management of the Company with respect to the application and allocation of any net proceeds received in this offering.

40 Factual statements have not been independently verified. No party has been engaged to verify the accuracy or adequacy of any of the factual statements contained in this offering statement. In particular, neither legal counsel nor any other party has been engaged to verify any statements relating to the experience, skills, contacts or other attributes of the managers, officers, and employees of the Company, or to the anticipated future performance of the Company.

41 An investment in the Company is speculative. Purchasers of the Promissory Notes offered hereby may not realize a return on their investment and could lose their investment. Investors should carefully review these Risk Factors and consult with their attorneys, tax advisors, and/or business advisors prior to purchasing the Promissory Notes offered hereby.

42 Federal Tax Laws Subject to Change. It is possible that the current federal income tax treatment accorded the Company and its noteholders will be modified by legislative, administrative or judicial action in the future. The nature of additional changes in federal income tax law, if any, cannot be determined prior to the enactment of any new tax legislation, the announcement of any new administrative guidance or a final adjudication in court, as applicable. However, any such changes in current federal income tax law could significantly alter the tax consequences and decrease the after-tax rate of return of an investment in the Company. Potential investors, therefore, should seek and must rely on, the advice of their own tax advisors with respect to the possible impact on their investments of recent legislation, as well as any future proposed tax legislation or administrative or judicial action.

43 State, Local and Foreign Taxes. The Company, as well as the noteholders, may be subject to various state, local and foreign taxes, all of which also are subject to change. Prospective investors are urged to consult their own tax advisors regarding the state, local and foreign tax consequences of investing in the Company.

44 Chris Reimers is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

45 Russ Vering is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Chris Reimers	Nutrient Management Manager @ Settje Agri-Services	2020
Paul Koenig	CEO @ Viroment	2020
Russ Vering	President @ Central Plains Milling	2020

Officers

OFFICER	TITLE	JOINED
Paul Koenig	CEO	2020
Chris Reimers	Chief Field Officer	2020
Russ Vering	Vice President	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Chris Reimers	250 Units	25.0%
Russ Vering	250 Units	25.0%
Viroment USA, LLC	500 Units	50.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$53,020	Simple Loan
02/2020	$4,000	Loan

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Schechter Dokken Kanter	02/07/2020	$4,000	$4,000	0.0%		Yes

Related Party Transactions

Name	Schechter Dokken Kanter
Amount Invested	$4,000
Transaction type	Other
Issued	02/07/2020
Relationship	CPA Accounting Firm

These fees are related to the company professional accounting fees for year 1

Use of Funds

$50,000	7.5% WeFunder Fee, 15% Legal and accounting costs 15% Marketing/Advertising, 12.5% Consultant & 50% Equipment.
$1,000,000	7.5% WeFunder Fee, 2.5% Legal and Accounting costs, 6% Marketing/Advertising, 3% Consultant, 8% Land Acquisition 5% Preconstruction costs (permitting / survey / materials deposits), & 68% Equipment

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Units	1,000	1,000	Yes

The Funding Portal

Viroment is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.